U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Amendment No.2

to

Form 10-SB/A

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL

BUSINESS ISSUERS

Under Section 12(b) or 12 (g) of the Securities Act of 1934

AMANASU TECHNOLOGIES CORPORATION

----------------------------------------------------

(Name of Small Business Issuer in its charter)

Nevada                                   98-0351508

---------                                   ---------------

State of Incorporation                  (I.R.S. Employer

Incorporation)                           I.D. Number)

701 5th Avenue, 36th Floor, Seattle, Washington 98109

-------------------------------------------

(Address of Principal executive offices)

Issuer telephone number: (206) 262-8188

Securities to be registered under Section 12 (b) of the Act:

Title of each class         Name of exchange on which

to be registered            each class is to be registered

None                              None

Securities to be registered under Section 12(g) of the Act:

Common Stock

(Title of Class)

#

PART I

ITEM 1 - DESCRIPTION OF THE BUSINESS

Company Background.

--------------------------

Amanasu Technologies Corporation (“Company”) was incorporated in the State of Nevada on December 1, 1997 under the name of Avani Manufacturing (China) Inc. The Company changed its name to Genesis Water Technology on August 17, 1999, and to Supreme Group International, Inc. on December 24, 2000. On June 7, 2001, it changed its name to Amanasu Technologies Corporation. The Company is a development stage company, and has not conducted any operations and generated any revenues since its inception.

The Company received the exclusive, worldwide rights to the technologies described herein under a sub-license agreement with Amanasu Corporation, formerly Family Corporation. Amanasu Corporation, a Japanese company and the Company’s largest shareholder, acquired the rights to the technologies under a licensing agreement with the inventors. Mr. Atsushi Maki, a director of the Company, is the sole shareholder of Amanasu Corporation.

License Agreement

-----------------------

Effective February 10, 2002, Amanasu Corporation obtained the exclusive, worldwide rights to a high efficiency electrical motor and a high powered magnet pursuant to a licensing agreement with its inventors. Amanasu Corporation paid the inventors the sum of $160,000, and transferred to the one of the inventors 1,000,000 shares of common stock of the Company that it later received when it sub-licensed the technology to the Company, as described below. The term of the licensing agreement is 30 years, and is subject to a two percent royalty payable to the inventors on the gross receipts from the sale of products using the licensed technology. The agreement is assignable by Amanasu Corporation, provided that, the assignee assumes the other terms and conditions of the license agreement, including the payment of the two percent gross royalty to the licensors. The inventors may terminate the agreement if the licensees or its assigns fail to cure any default within 90 days after receiving notice of such default from the licensors.

Sub-license Agreement

----------------------------

Effective March 10, 2000, Amanasu Corporation sub-licensed to the Company the exclusive, worldwide rights to the technologies, subject to the terms of the underlying license agreement. As required under the sub-license agreement, the Company:

- issued to Amanasu Corporation 17,000,000 shares of common stock and an   option to acquire 20,000,000 shares of common stock at $0.02 per share, which was exercised by Amanasu Corporation in October 2001.

- agreed to pay Amanasu Corporation the sum of $160,000, of which $100,000 has been paid and the balance is due on demand.

- issued an additional 6,350,000 shares of its common stock, valued at $6,350 to third parties. These shares consisted of: 1,000,000 shares to each of Wanxuan Lei, Shiyang Lei, and Jufang Zhang; 100,000 shares to Tokuo Goshima, 500,000 shares to Yamaguchi Takashi, and 50,000 shares to Machiaki Iwasaka; and 2,700,000 shares to Mr. Atsushi Maki.

The shares issued to Wanxuan Lei, Shiyang Lei, and Jufang Zhang were issued in exchange for product marketing services to be performed by these parties for the Company in respective countries of China, Korea, and Taiwan, as further described in Item 1 section Markets and Marketing below. None these individuals are unaffiliated with the inventors or Amanasu Corporation.

The shares issued to Tokuo Goshima, Yamaguchi Takashi, and Machiaki Iwasaka were issued as required under the sub-license agreement, however, not for any future services to be performed by these parties to the Company. Each of these individuals is a consultant of a Y.T. Magnet Corporation, a company owned by the principal inventor.

The shares issued to Mr. Maki were issued in exchange for product marketing services to be performed by Mr. Maki in Japan, as further described in Item 1 section Markets and Marketing below.

The sublicense agreement subjects the Company to the terms and conditions of the original license agreement, and as a result, it is required to pay the inventors a royalty of two percent of the gross receipts from the sale of products using the technology. The term of the sub-license agreement is 30 years from the date of the agreement between the Amanasu Corporation and the inventors. However, if the Company fails to comply with any provision of the agreement after a 90-day notice period, the licensors may terminate the agreement. The Company has valued the sub-license agreement at $160,000, which equals the cash amount paid by Amanasu Corporation to the inventors.

The Company intends to use the technologies to produce a lightweight, electrical motor scooter to compete in the emerging, light electric vehicle industry. The Company intends to manufacture and sell the motor scooter to its initial target markets of Japan, Taiwan and China, and Korea.

The Company’s business office is located at 701 5th Avenue, 36th floor, Seattle, Washington 98109, and its telephone number is (206) 262-8188.

Background of Technology.

---------------------------------

The high efficiency electrical motor and the high powered magnet technologies were developed by the principal inventor, Yasunori Takahashi. Mr. Takahashi subsequently transferred the rights to the technologies to his son, Yoshiaki Takahashi. Yoshiaki Takahashi patented the motor technology in the United States on January 19, 1999 (Patent #5,861,693) and in Canada on February 20, 2001 (Patent #2,164,745), and patented the magnet technology in the United States on November 24, 1998 (Patent # 5,480,133).

In the first half of 1996, the principal inventor entered into a distribution arrangement with a former business associate located in Taiwan, who agreed to market the scooter in Taiwan. Based on this arrangement, the inventor produced approximately 20,000 scooters at his manufacturing facility located in Japan using earlier versions of the technologies. The scooters were shipped directly to the distributor in Taiwan on a consignment basis. However, the distributor failed to pay the inventor for the delivered scooters and also failed to return the scooters. Consequently, the arrangement was terminated in late 1996. As of result of the actions of the Taiwan distributor, the inventor lacked sufficient working capital to continue to produce and market the scooter, and his operations ceased in late 1996. Following the cessation of operation until February 2000 when he entered into the licensing agreement with Amanasu Corporation as discussed above, no operations were conducted by the inventor other than to further refine the technologies.

The inventor conducted his prior operation in compliance will all governmental rules and regulations. In this regard, the inventor received approvals from the Japanese Regional Land and Transportation Bureau, and the Taiwanese Department of Finance in the Ministry of Economic Development. He also received approval from the local prefecture (government) in Tokyo for his assembly operations.

Description of Technology.

--------------------------------

The technologies sub-licensed by the Company consist of a high efficiency electric motor and a high powered magnet. Both technologies have been patented by the inventor under separate patent filings in the United States. The motor technology also was patented in Canada. The Company expects to manufacture and sell a proprietary electric motor scooter which incorporates the advantages of the two technologies. Management believes the competitive advantages of the electric motor scooter are its ability to travel longer distances between each battery recharge, as well as a significantly shorter battery recharge time than other electric motor scooters in the market.

Conventional electric motors convert electric energy received from a power source such as a battery to mechanical energy for use in the desired motorized application. However, the conversion efficiency, that is, the amount of energy actually converted to mechanical energy generally is reduced due to a number of factors such as motor friction and vibration, and electro-magnetic loss. This inefficient use of energy, or energy deficit, depletes the energy supply stored in the battery causing motor stoppages. Therefore, frequent battery recharging is required to maintain successive operation of a conventional electrical motor. The proprietary motor to be used by the Company supports longer motor usage intervals between battery re-charges. It also accomplishes this operation on a significantly shorter battery re-charge time. The properties of this brushless motor, exclusive of the high-powered magnet, are such that it generates electricity with the first power supply, storing it in a regenerative condenser and recycling it as electrical power. By connecting parallel condensers, it reduces consumption of electrical power. The patented magnet is a low cost, glass bonded magnet that has a magnetic force 10 times greater than a conventional ferrite magnet resulting is a substantially lower electro-magnetic loss during operation. The electric motor to be manufactured by the Company employing the combined technologies is expected to exhibit greater operational efficiencies than other conventional electric motors. The Company, in marketing its product, expects to leverage upon the operational efficiencies of its technologies, as well as to capitalize upon the growing trend towards environmentally friendly vehicles.

Description of Products.

----------------------------

The Company intends to participate in the emerging electric vehicle market by using its sub-licensed technologies to design, manufacture, and sell lightweight, electric motor scooters. The Company may expand its product line in the future to include other electronic vehicles, such as electric bicycles.

The Company’s principal product will be a lightweight motor scooter that features the Company’s proprietary electric motor. The one passenger scooter also will feature a stepless transmission, an electromotive brake, and is expected to weigh 107 kg. The Company will use an otherwise standard leaded battery. Due to the unique features of the licensed technologies, the scooter is expected to deliver improved operational efficiencies over competitive products. Based upon independent tests conducted on behalf of the Company, the motor scooter can travel 65 to 85 km on a full battery charge, at an average running speed of 30 km/hour, and, in addition, the battery charge time to travel these distances approximates 2 hours. These results contrast with Honda’s electric scooter (Year 2001-Model #A-AF36) which travels approximately 60 km at 30 km/hour. A full recharge requires approximately 8 hours. The Company recognizes there have been major barriers to widespread adoption of electric motor scooters. These barriers include higher retail pricing of electric motor scooters compared to gas-powered versions. In addition, electric motor scooters have labored under its operational limitations, such as limited travel range and lengthy battery charge time. The Company believes that its product will favorably respond to these barriers. The Company expects to competitively price its scooter with others in the marketplace. For example, despite the unique features of its motor, the Company expects its motor scooter to retail slightly higher than gas powered versions, however, at discount of between 20% to 30% to the Honda model identified above. It believes that the operational efficiencies of its scooter, that is its longer travel range and shorter charge time, will overcome some of the operational limitations that have plagued other electric scooters.

Gas powered scooters while generally an inexpensive mode of transportation, typically are powered by two-stroke engines fueled by an oil and gasoline mixture. These engines are small with compressed power, and therefore ideally suited for scooter use. However, two stroke engines are commonly identified by clouds of oily smoke trailing the engine, which evidences its major disadvantages. Two stroke engines use fuel inefficiently and, more importantly, have high pollution emissions. They generate pollution from two sources; the combustion of oil in the fuel, and the leaking of fuel through the exhaust port during engine use. In promoting its product to its targeted markets, the Company will seek to capitalize on its strong operational efficiencies of the technology compared with other electric scooters, while championing its product’s environmental advantages to gas powered versions.

Markets and Marketing.

---------------------------

Motor scooters have been one of the primary modes of transportation worldwide for many years with particular widespread use in congested cities of Europe and the Far East. Recently, motor scooter use has descended upon many cities in the United States. Scooter use in these geographical areas initially has been gas-powered models, however, in recent years electrical powered scooters have been introduced to these areas. The growth of the market for electric vehicles in the United States has been led by federal, state, and local laws aimed at reducing pollution levels from conventional gas powered vehicles, including two-stroke vehicles like motorcycles and scooters. The U.S. Energy Policy Act of 1992 provides that federal, state and public utility fleets must begin to purchase alternative fuel vehicles in 1993 with major acceleration of these purchases to begin in 1998. The State of California has mandated that 10% of all new car sales in the state must be zero emission vehicles by the year 2003, and other states have enacted similar directives. In addition, municipalities in California and Colorado are offering $250 rebates to buyers of electric vehicles. Globally, a similar effort is underway. The Republic of China seemingly has embraced electric vehicle usage. China gives buyers of electric scooters a rebate equivalent to $200 (US). During 1999, it sponsored a $12 million program to put three to five thousand electric vehicles on the road by 2000. Finally, it recently banned the licensing of new gas-powered bicycles in the cities of Shanghai and Beijing. In Europe, France has agreed to provide rebates of the additional cost of electric vehicles over conventional vehicles and is providing free parking to electric vehicles in Paris. The Company believes that the its plan of operations of manufacturing and selling electric scooters will benefit from these legislative efforts.

The Company’s strategic focus for the next 12 months is to establish a distribution network in the Pacific Rim market, principally Japan, Taiwan and China, and Korea. The Company will use independent marketing representatives to identify prospective distributors and other potential users such as local and regional governments within designated territories. Formal agreements with distributors will be negotiated with assistance from Company officers. Wanxuan Lei, Shiyang Lei, and Jufang Zhang are the Company’s independent marketing representatives for the territories of China, Korea, and Taiwan, respectively. In exchange for their services, the Company has issued 1,000,000 shares of its common stock to each party. Once an arrangement is formalized with a distributor, the marketing representative will make sales directly to the distributor, subject to a commission structure to be established by the Company. The efforts of these representatives currently are supported by the Company’s president. However, upon receipt of sufficient working capital funds as described in the Item 2 section Plan of Operations below, the Company intends to hire a vice president of sales who will be located in the Company’s Seattle office, and a regional sales manager who will be located in the Company’s Tokyo office. Once hired, the new employees will supervise and support the efforts of the marketing representatives. Mr. Maki, a director and controlling shareholder of the Company, received 2,700,000 shares of common stock to assist the Company in marketing the product in Japan, including the governmental market. During 2002, the Company has commenced its marketing activities and discussions have been initiated with distributors in Beijing and Tokyo. However, no formal arrangements have been established at this time, and the Company cannot predict the results of any current or future negotiations with distributors. The Company estimates that its marketing costs for the next 12 months will approximate $100,000, which will be used to support the efforts of its marketing representatives. These projected expenditures represent costs for printed promotional materials, product demonstrations, trade shows and exhibitions, and travel and entertainment. The Company will be required to raise funds for these marketing costs as further described in Plan of Operations.

Each distributor for the Company likely will be an existing distributor of motor scooters, and will be granted a designated territory on an exclusive basis. In order to maintain exclusivity, each distributor will be required to purchase a minimum number of scooters annually, the amount of which will be commensurate with the size of the designated territory. The Company believes that these principal markets are attractive because of the high demand for motor scooters coupled with the growing worldwide effort to limit emissions from gas-powered vehicles. The Company will seek to leverage its operating advantages to sell its products to existing scooter distributors in these territories.

Following this initial 12 month period, the Company expects to establish of a network of distributors throughout the remainder of the Pacific Rim under terms and conditions similar to its initial target markets.

Governmental Regulation.

-------------------------------

The Company expects that it will be required to receive regulatory approval to market its scooter in its initial target markets of Japan, China and Taiwan, and Korea, which may be subject to revocation, modification, or denial. The Company anticipates that either it or its distributors will apply for approval from these governmental agencies. To date, the Company has not applied to any governmental agency for a permit to market its scooter within such jurisdiction. However, due to environmental efficiencies of it motor scooter and based upon the prior operations of the principal inventor, the Company believes that it will be able to manufacture and market its scooter in compliance with all governing regulations in its initial targeted markets. As stated above, the inventor conducted his prior operations, which includes the manufacturing and marketing its product, in compliance with all required governmental rules and regulations, and received approvals from the Japanese Regional Land and Transportation Bureau, the Taiwanese Department of Finance in the Ministry of Economic Development, and the local (prefecture) government in Tokyo for his assembly operations.

The Company will seek to make a continuing effort to anticipate regulatory, political, and legal developments in its principal markets in the Pacific Rim that might affect its operations, but it may not be able to do so. The Company cannot predict the extent to which any legislation or regulation that may be enacted, amended, repealed, reinterpreted, or enforced in the future may affect its operations. Such actions could adversely affect the Company’s operations or impact its future financial condition or earnings.

Manufacturing And Suppliers.

-----------------------------------

The Company intends to sub-contract with an assembly facility located in Tokyo metropolitan area to assemble the motor scooter in accordance with Company specifications. The Company has not reached an agreement with any assembler at this time, however, it anticipates that it will not have difficulty in procuring a suitable assembly arrangement in the Tokyo area. Products assembled at the facility will be shipped directly to distributors in the Pacific Rim. The Company has established oral arrangements with component manufacturers or suppliers, including the inventor, to provide necessary components or parts. The principal inventor will supply the proprietary motor magnet, and will assemble the motor from the manufactured components at his Tokyo factory. The non-magnet motor components will specially manufactured in accordance with Company specifications by Miyako Denki Co. and Sanwa Electronics Co., both located Tokyo. The principal inventor also will supply the battery, which will be manufactured in Beijing, China. All components will be shipped to the sub-contract facility for final assembly. The Company believes these arrangements will be sufficient to meet the Company’s production needs for the foreseeable future in its initial target markets of Japan, Taiwan and China, and Korea. The Company has not entered into any written contracts with providers of equipment or services related to the scooter. While the Company may maintain single sources for the manufacture or supply of various components, other than the motor or the magnet, it believes that other sources for such components are available if necessary. The Company will rely solely upon the inventor for the manufacture of the motor and magnet, however, the Company has the technical know-how to manufacture these products, if necessary. The inventor will supply the motor, including the magnet, and the battery at a cost equal to the actual component cost plus 10% to cover labor and overhead. The cost for all other components will be a fixed price per item. Although a formal arrangement has not been established, the Company expects that it will pay an assembler a fixed price for each assembled unit.

Competition.

---------------

The Company expects to confront intense competition in electric vehicle market. The major manufacturers in the electrical bicycle/scooter market are Honda, Suzuki, Sanyo and Yamaha which sell their products principally in the Far East and Europe. In addition, other smaller manufacturers exist in this market throughout the world. Despite the robust competition, the Company believes that it maintain certain competitive advantages in this market. Specifically, it believes that its scooter’s ability to travel longer distances on an existing charge as well the shorter charge time are important competitive advantages. In addition, the Company expects to sell its scooter at prices ranging from 20 to 30% less than a comparable product manufactured by the major manufacturers. Consequently, the Company believes due to these competitive advantages, it will be able to effectively compete in this market.

Proprietary Rights.

----------------------

Pursuant to the sub-license agreement with the Amanasu Corporation, the Company obtained the exclusive world-wide rights to the proprietary motor and magnet technologies for a period of 30 years. The Company considers the technologies and know-how as proprietary and will use a combination of trade secrets, non-disclosure agreements, license agreements, and patent laws to protect its licensed proprietary rights.

Although the Company received the exclusive worldwide rights under the sub-licensing agreement, the technology is patented only in the United States and Canada. The magnet technology was patented by the inventor in the United States in November 1998 (Patent #: 5,840,133-filed February 7, 1997) and motor technology was patented by the inventor in the United States in January 1999 (Patent #: 5,861,693-filed November 17, 1995) and in Canada in February 2001 (Patent #: 2,164,745-filed December 8, 1995). The patents expire in both the United States and Canada 20 years from the respective original filing date. The Company anticipates that it will file for patent protection in other countries prior to any marketing efforts in such country, and no other patents regarding the technologies are pending or planned.

Employees.

-------------

As of December 31, 2001, the Company’s employees consist of one officer and two administrative employees. The Company has no collective bargaining agreements with its employees and believes its relations with its employees are good.

Facilities.

-----------

The Company’s executive offices are located at 701 5th Avenue, 36th floor, Seattle, Washington. 98109. The premises are 500 square feet and are subleased from the Mr. Atsushi Maki, a director and majority shareholder of the Company, on a month to month basis at a monthly rental amount of $1,500. In addition, the Company maintains an office at 2-18 Kyobashi Chuo-ku, Tokyo, Japan 104-0031. The premises are 2,000 square feet and approximately 600 square feet are subleased by the Company from Mr. Maki rent free though the remainder of 2002.

ITEM 2.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

The following discussion should be read in conjunction with the Company 's Financial Statements, including the Notes thereto, appearing elsewhere in this Registration Statement.

Company Overview.

------------------------

The Company was organized on December 1, 1997. Its operations to date have been limited to obtaining the sub-license to the technology, and conducting preliminary marketing efforts.

Plan Of Operations.

-----------------------

The Company is a development stage corporation. It has not commenced its planned operations of manufacturing and marketing of a lightweight, electrical motor scooter.

In October 2001, the Company received, $400,000 resulting from the exercise of 20,000,000 stock options by the Company’s principal shareholder, and $46,000 from four investors. The investors are Mari Kakiuchi, Junko Yamashita, and Kyoko Fujikawa, each of whom acquired 10,000 shares of common stock at $1.00 per share, and Motohiko Sato, who acquired 6,400 shares of common stock, also at $1.00 per share.

The Company’s cash requirements for the next 12 months are estimated to be $1,000,000 which funds will be used to commence its operations. Of this amount, the Company has allocated; $600,000 for initiation and commencement of full scale assembly operations, $100,000 for marketing expenses, and the balance of funds will be used for general overhead expenses. Initiation and commencement of full scale operations represents start-up assembly costs for an assembly plant to be located in Tokyo, such as costs for special assembly machinery and special tooling for parts and supplies, and costs to produce a finished product inventory of approximately 200 scooters. Marketing expenses include costs for printed marketing materials, product demonstrations, trade shows and exhibitions, and travel and entertainment expenses for its initial targeted markets of Japan, China and Taiwan, and Korea. General working needs includes salaries payable to existing and projected staff personnel, and office overhead for its Seattle and Tokyo offices. Presently, other than the Company’s president, the Company employs two administrative assistants. Projected staff includes a vice president of sales and two other administrative assistants to be located in the Company’s Seattle office, and one regional sales manager located in the Tokyo office. In addition to the above expenditures, the Company owes Amanasu Corporation, its largest shareholder, a remaining balance of $60,000 as required under the sub-licensing agreement, which is due on demand. The Company presently maintains sufficient funds to pay the amount if demanded by Amanasu Corporation.

The Company is seeking to raise a minimum of $1,000,000 in the next 12 months to support its working capital needs as described above. The funds may be procured through the public or private offering of its debt or equity securities. Proceeds in excess of $1,000,000, if any, will be held in a working capital reserve to meet the working capital needs of the Company beyond the projected 12 months period. The Company has entered into discussions with a number of investors concerning an investment in the Company, however, at this time it has not received commitments from any source. Although the Company is encouraged by its discussions, with such investors it cannot predict whether it will be successful in raising any capital.

The Company has no material commitments for capital at this time other than as described above. In addition, the Company does not expect to incur research and development costs within the next 12 months. The Company expects to outsource the construction of component parts of its products to third parties as well as the scooter assembly. The Company believes that it can meet product demand from the available manufacturing and assembly resources.

The Company expects to deliver its finished products within one month from order placement and will require customers to pay at least 50% of the purchase price as a down payment for each order. If the Company is successful in raising a maximum of $1,000,000, the Company believes that, this funding, along with bank borrowings, and cash flow from the sale of its products, will enable the Company to maintain its full scale operations for the next 12 months. As of this date, the Company has not established a line of credit with any lending institution. Moreover, the Company cannot predict whether or not it will be successful in its capital raising efforts, and, thus, be able to satisfy its cash requirements for the next 12 months. If the Company is unsuccessful in raising at least $1,000,000, it may not be able to complete its plan of operations as discussed above.

ITEM 3. DESCRIPTION OF PROPERTY.

The Company’s executive offices are located at 701 5th Avenue, 36th Floor, Seattle, Washington 98109. The premises are 500 square feet and are subleased from the Mr. Atsushi Maki, a director and majority shareholder of the Company, on a month to month basis commencing in fiscal 2002 at a monthly rental amount of $1,500. The Company believes that the terms of this lease agreement are consistent with market conditions in the area and are no less favorable than terms obtainable from independent third parties. In addition, the Company believes this office space will be sufficient to support its growth for the next 12 months.

The Company also maintains an office at 2-18 Kyobashi Chuo-ku, Tokyo, Japan 104-0031. The premises are 2,000 square feet and approximately 1,000 square feet is provided rent free to the Company by Mr. Maki. The rental value of these premises is estimated to be $4,000 per month. Lease terms beyond the end of 2002 have not been determined by the parties. The Company believes additional lease space at this location will be available to support its future growth.

The above agreements between the Company and Mr. Maki are oral arrangements. Other than as indicated, no other rental expenses will be charged to the Company by Mr. Maki for such periods. The conditions of both premises are good.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table identifies, as of June 30, 2002, the number and percentage of outstanding shares of common stock of the Company owned by (i) each person known to the Company who owns more than five percent of the outstanding common stock, (ii) each officer and director, and (iii) and officers and directors of the Company as a group. The following information is based upon 46,386,400 shares of common stock of the Company which are issued and outstanding as of March 31, 2002. The address for each individual below is 701 5th Avenue, 36th Floor, Seattle, Washington 98109, the address of the Company.

Title                              Name and Address             Amount and nature                Percent

of Security                   of Beneficial Owner           Beneficial Ownership(1)        of Class

------------                     ------------------------            -------------------------              ----------

Common                    Amanasu Corporation            35,000,000(2)                        75.5%

Stock                         Ark Towers, 1-3-40,

                                  Roppongi, Minatoku,

                                  Tokyo, Japan

Common                   Atsushi Maki                             40,850,000(3)                       88.1%

Stock

Common                   Lina Lei                                     40,850,000(4)                       88.1%

Stock

Common                   Charlie Lan                                     275,000                             0.6%

Stock

                                Officers and

                                Directors, as a

                                group (3 persons)                      41,125,000                              88.7%

----------------------------------------------------------------------------------------------------------

(1). “Beneficial ownership" means having or sharing, directly or indirectly (i) voting power, which includes the power to vote or to direct the voting, or (ii) investment power, which includes the power to dispose or to direct the disposition, of shares of the common stock of an issuer. The definition of beneficial ownership includes shares underlying options or warrants to purchase common stock, or other securities convertible into common stock, that currently are exercisable or convertible or that will become exercisable or convertible within 60 days. Unless otherwise indicated, the beneficial owner has sole voting and investment power.

(2). Mr. Atsushi Maki, a director of the Company, is the sole shareholder of Amanasu Corporation and is deemed the beneficial owner of such shares.

(3). Includes 5,350,000 shares of common stock held individually by Mr. Maki, 35,000,000 shares of common stock held by Amanasu Corporation, and 500,000 shares of common stock held by Mr. Maki’s wife, Lina Lei. Mr. Maki disclaims beneficial ownership of the shares held by his wife.

(4). Includes 40,350,000 shares beneficially held by Ms. Lei’s husband, Atsushi Maki. Ms. Lei disclaims beneficial ownership of the shares held by her husband.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The directors and executive officers of the Company, their ages, and the positions they hold are set forth below. The directors of the Company hold office until the next annual meeting of stockholders of the Company and until their successors in office are elected and qualified. All officers serve at the discretion of the Board of Directors.

                                                                             Director/

                                                                             Officer

Name                                 Age                            Since                       Position

-------                                 ----                             --------                      -------------

Atsushi Maki                      54                               2001                       Director

Lina Lei                              41                               2001                       Director

Charlie Lan                         43                               2001                      Chairman, President,

                                                                                                             Treasurer, and

                                                                                                              Secretary

------------------------------------------------------------------------------------------------------------

Charlie Lan has been Chairman, President, Treasurer, and Secretary of the Company since October 10, 2001. From 1998 to August 2001, Mr. Lan was the director and president of New Century Ltd., a British Columbia company providing business consulting and financial services to companies located primarily in Canada and in the Pacific Rim. From 1996 to 1998, he was Vice President of Le Heng International Corp., a Hong Kong corporation, and was responsible for marketing real estate properties intentionally. In addition, during these periods, he was involved in real estate development projects in Hong Kong and British Columbia.

Atsushi Maki has been a director since June 1, 2001. He was an officer of the Company from February 2000 to October 2001 when he resigned as President of the Company. During the past ten years, Mr. Maki has been an independent businessman involved mainly in real estate development projects in Japan. In 1995, he served as a Director of the Japan-Korea Cooperation Committee along with the former Prime Minister of Japan who acted as the Chairman of the committee. In 1999, he was responsible for establishing the Japan–China Association, a foundation for fostering better relations between the two nations. He served as a director of the association, along with the Chairman of Sony Corporation and the Honorary Chairman of Toyota Motor Corporation. Mr. Maki is also a chairman of Amanasu Energy Corporation, a reporting company under the Securities Exchange Act of 1934. Mr. Maki is the husband of Lina Lei, a director of the Company.

Lina Lei has been a director of the Company since June 1, 2001. She was an officer of the Company from June 2001 to October 2001 when she resigned as Secretary of the Company. From May 1990 to November 1999, Ms. Lei was employed by Thunder Company Ltd, Tokyo, Japan, in various capacities including as its managing director. Ms. Lei completed her university studies in Shanghai, China in 1982, and obtained a master’s degree from Hitotsubashi University in Tokyo in 1990. Ms. Lei is also a director of Amanasu Energy Corporation, a reporting company under the Securities Exchange Act of 1934. Ms. Lei is the wife of Atsushi Maki, a director of the Company and the sole shareholder of Amanasu Corporation, the Company’s largest shareholder.

ITEM 6. EXECUTIVE COMPENSATION.

The compensation for all directors and officers individually for services rendered to the Company for the fiscal year ended December 31, 2000 and 2001, respectively:

                                            SUMMARY COMPENSATION

                                                   Annual Compensation

Name and

Principal                                                               Salary              Bonus                     Other

Position                        Year                                ($)                    ($)                          ($)

---------                        --------                            ------                  ------                     -------

Atsushi Maki                2000                              -0-(1)

       -0-

-0-

Director                         2001                             -0-(1)

       -0-

-0-

Lina Lei                        2000                              -0--

      -0-

-0-

Director                         2001                             -0-(2)

      -0-

-0-

Charlie Lan                   2001                              -0-(3)

      -0-

-0-

------------------------------------------------------------------------------------------------------------

(1). Mr. Maki served as Vice President of the Company from February 2000 to June 2001 and thereafter until October 2001 served as President of the Company. He received no salary compensation for this period.

(2). Ms. Lei was a vice-president of the Company from June 2001 to October 2001 and received no salary compensation for this period.

(3). Mr. Charlie Lan was appointed Chairman, President, Treasurer, and Secretary of the Company in October 2001. He received no salary compensation for this period.

The Company and its sole officer have agreed that he will not receive any other compensation beyond year 2001 until such time as the Company reaches profitability for a full fiscal quarter. The terms of any such employment arrangement have not been determined at this time. However, until the Company reaches profitability for a full fiscal quarter, the officer has agreed to devote his full business time to the affairs of the Company. The Company did not have any other form of compensation payable to its officers or directors, including any stock option plans, stock appreciation rights, or long term incentive plan awards for the periods during the fiscal years 2000 and 2001.

The Company's directors received no fees for their services in such capacity, however, they will be reimbursed for expenses incurred by them in connection with the Company's business.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Effective February 10, 2002, Amanasu Corporation, formerly Family Corporation, the Company’s largest shareholder, obtained the exclusive, worldwide rights to the technologies pursuant to a licensing agreement with its inventors. Amanasu Corporation paid the inventors the sum of $160,000, and transferred to the inventors 1,000,000 shares of common stock of the Company that it later received when it sub-licensed the technology to the Company.

Thereafter, on March 10, 2002, Amanasu Corporation sub-licensed to the Company the exclusive, worldwide rights to the technologies, subject to the terms of the underlying license agreement. As required under the sub-license agreement, the Company:

- issued to Amanasu Corporation 17,000,000 shares of common stock and an   option to acquire 20,000,000 shares of common stock at $0.02 per share.

- agreed to pay Amanasu Corporation the sum of $160,000.

- issued an additional 6,350,000 shares of its common stock, valued at $6,350 to third parties. These shares consisted of: 2,700,000 shares to Mr. Atsushi Maki,

3,000,000 shares to three persons to perform marketing services for the Company, and 650,000 shares to three technical consultants of a company owned by the principal inventor.

In October 2001, Amanasu Corporation exercised its option to acquire 20,000,000 shares of common stock of the Company and paid the sum of $400,000 to the Company. In connection with the $160,000 amount due Amanasu Corporation under the sub-license agreement, $100,000 has been paid and $60,000 is outstanding. The amount is due on demand. Mr. Atsushi Maki is a director and a majority shareholder of the Company and the sole shareholder of Amanasu Corporation. The Company has valued the sub-license agreement at $160,000, which equals the cash amount paid by Amanasu Corporation to the inventors.

The Company’s executive offices located in Seattle, Washington are subleased from the Mr. Atsushi Maki, a director and majority shareholder of the Company, commencing with fiscal 2002 on a month to month basis at a monthly rental amount of $1,500. The Company believes that the terms of this lease agreement are consistent with market conditions in the area and are no less favorable than terms obtainable from independent third parties. The Company offices located in Tokyo, Japan are provided rent free to the Company by Mr. Maki.

ITEM 8. DESCRIPTION OF SECURITIES.

Common Stock.

------------------

The Certificate of Incorporation of the Company authorizes the issuance of 100,000,000 shares of common stock, $.001 par value, and as of March 31, 2002, 46,386,400 shares are issued and outstanding.

The common stock carries no pre-emptive, conversion or subscription rights and is not redeemable. In addition, each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. On matters submitted to a shareholder vote, a majority vote of shareholders is required to be actionable. Cumulative voting in the election of directors is denied. All shares of common stock are entitled to participate equally in dividends and rank equally upon liquidation. All shares of common stock when issued are fully paid and non-assessable by the Company. There are no restrictions on repurchases of common stock by the Company relating to dividend or sinking fund installment arrearage.

Preferred Stock.

------------------

The Certificate of Incorporation of the Company does not authorize the issuance of preferred stock. Any amendment of the Certificate of Incorporation to authorize the issuance of the preferred stock will require the majority vote of the shareholders.

PART II

ITEM 1.  MARKET  PRICE  OF  AND  DIVIDENDS  ON  THE  REGISTRANT'S  COMMON EQUITY  AND  RELATED  STOCKHOLDER  MATTERS.

There is no public market for the Company's equity securities. The Company intends to establish a public market for its common stock in the United States following the registration of its securities pursuant to this Form 10-SB. Following the effectiveness of this registration statement, the Company will seek a market maker to file a Form 211 application with the NASD in order for its common stock to be quoted on the over the counter bulletin board of the NASD. The application will be subject to the review and approval of NASD. As of March 31, 2002, (i) there are no outstanding warrants or options to purchase, or securities convertible into common stock of the Company and (ii) 20,000,000 shares of common stock can be sold pursuant to Rule 144. Under Rule 144, shareholders whose restricted shares meet the rule's one year holding provisions, including persons who may be deemed affiliates of the Company, may resell restricted securities in broker's transactions or directly to market makers, provided the number of shares sold in any three month period is not more than the greater of 1% of the total shares of common stock then outstanding or the average weekly trading volume for the four calendar week period immediately prior to each such sale. After a non affiliated shareholder meets the two year holding period of the rule, restricted securities may be resold without regard to the above restrictions. Restricted securities held by affiliates must continue, even after the two year holding period, to meet the resale limitations discussed above.

If and when the Company's securities are traded, the securities may likely be deemed a "penny stock". The Securities and Exchange Commission had adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must: (i) obtain financial information and investment experience and objectives of the person and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

As of March 31, 2002, there are 85 shareholders of record of the Company's common stock. Although there are no restrictions on the Company's ability to declare or pay dividends, the Company has not declared or paid any dividends since its inception.

ITEM 2. LEGAL PROCEEDINGS.

The Company is not a party to any material legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 4. RECENT  SALES  OF  UNREGISTERED  SECURITIES.

                           Party                                                   Amount of

Date                   Receiving Shares                                  Shares                      Consideration

----                     --------------------                                   --------                         ---------------

3-13-2000         Amanasu Corporation                       17,000,000                         License

                                                                                                                              Agreement

10-1-2001          Motohiko Sato                                           6,400                         $ 6,400

                          Mari Kakiuchi                                          10,000                          10,000

                          Junko Yamashita                                      10,000                          10,000

                          Kyoko Fujikawa                                       10,000                          10,000

10-5-2001        Amanasu Corporation                          20,000,000                    $400,000

                         Tokuo Goshima                                        100,000                       Services

                         Michiaki Iwasaka                                        50,000                       Services

                         Yamaguchi Takashi                                   500,000                      Services

                          Wanxuan Lei                                         1,000,000                      Services

                          Shiying Lei                                            1,000,000                      Services

                          Jufang Zhang                                         1,000,000                      Services

                         Atsushi Maki                                          2,700,000                      Services

All of the shares indicated above are common stock of the Company.

The services rendered by Amanasu Corporation in exchange for 17,000,000 shares of common stock related to the agreement entered into on March 10, 2000 by and between the Company and Amanasu Corporation (“Sub-License Agreement”). As provided in the Sub-License Agreement, the Company issued; (i) 1,000,0000 shares of common stock to each of Wanxuan Lei, Shiying Lei, Jufang Zhang, (ii) 650,000 shares of  common stock to the respective parties; 100,000 shares to Tokuo Goshima, 50,000 shares to Michiaki Iwasaka, and 500,000 to Yamaguchi Takashi, and (iii) 2,700,000 shares of common stock to Atsushi Maki.

The above common stock issuances were exempt from registration pursuant to Section 3(b) and 4(2) of the Securities Act of 1933, as amended (the “Act”), including Rule 504 of Regulation D promulgated under the Act and under Regulation S promulgated under the Act.

Rule 504 provides that the aggregate offering price of the securities issued during any 12 month period can not exceed $1,000,000. In addition, no advertisement or general solicitation can be used in connection with any offer or sale of securities. Each recipient of securities in each such transaction represented his or her intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and, appropriate legends were affixed to the share certificates issued in such transactions.

Regulation S provides generally that any offer or sale that occurs outside of the United States is exempt from the registration requirements of the Securities Act of 1933, provided that certain conditions are met. Regulation S has two safe harbors. One safe harbor applies to offers and sales by issuers, securities professionals involved in the distribution process pursuant to contract, their respective affiliates, and persons acting on and persons acting on behalf of any of the foregoing, and the other applies to resales by persons other than the issuer, securities professionals involved in the distribution process pursuant to contract, their respective affiliates (except certain officers and directors), and persons acting on behalf of any of the forgoing. An offer, sale or resale of securities that satisfied all conditions of the applicable safe harbor is deemed to be outside the United States as required by Regulation S. The Company has complied with the requirements of Regulation S by having no directed selling efforts made in the United States, ensuring that each persons is a non-U.S. person with address in a foreign country and having each persons made representation to the Company certifying that he or she is not a U.S. person and is not acquiring the common stock for the account or benefit of a U.S. person other than persons who purchased common stock in transactions exempt from the registration requirements of the Securities Act; and also agrees only to sell the common stock in accordance with the registration provisions of the Act or an exemption therefrom, or in accordance with the provisions of the Regulation.

Item 5. Indemnification of Directors and Officers.

The Company’s By-Laws eliminates personal liability in accordance with the Nevada Revised Statutes. Section 78.7502 of the NRS provides that a corporation may eliminate personal liability of an officer or director to the corporation or its stockholders for breach of fiduciary duty as an officer or director provided that such indemnification is limited if such party acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation.

In so far as indemnification for liability arising from the Securities Act of 1933 may be permitted to Directors, Officers or persons controlling the Company, it has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

#

                                                           Part F/S

                                                                                                                 Page

- Independent Auditors' Report                                                                F-1

- Balance Sheets as of December 31, 2001                                              F-2

- Statements of Operations and Deficit

 Accumulated During Development Stage.                                              F-3

- Statements of Changes in Stockholders’ Equity

 For the Years Ended December 31, 2001,

 December 31, 2000 and from inception to

 December 31, 2001                                                                                 F-4

- Statements of Cash Flows

 For Fiscal Year Ended December 31, 2001,

 December 31, 2000, and from inception to

 December 31, 2001.                                                                                 F-5

- Notes to Financial Statements                                                                F-6

- Balance Sheets as of June 30, 2002 and December 31, 2001                F-10

-Statements of Operations and Deficit

 Accumulated During Development Stage.

 For Six Months Ended June 30, 2002,

 June 30, 2001, and from inception to

 June 30, 2002.                                                                                        F-11

Statements of Operations and Deficit

 Accumulated During Development Stage.

 For Three Months Ended June 30, 2002,

 June 30, 2001, and from inception to

 June 30, 2002.                                                                                        F-12

- Statements of Cash Flows

 For six Months Ended June 30, 2002,

 June 30, 2001, and from inception to

 June 30, 2002.                                                                                        F-13

- Notes to Financial Statements                                                              F-14

#

Board of Directors

Amanasu Technologies Corporation

I have audited the accompanying balance sheet of Amanasu Technologies Corporation (a development stage company) as of December 31, 2001, and the related statements of operations and deficit accumulated during development stage, changes in stockholders’ equity, and cash flows for the years ended December 31, 2001 and 2000.  These financial statements are the responsibility of the Company management.  My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amanasu Technologies Corporation as of December 31, 2001, and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

/s/ Robert G. Jeffrey

ROBERT G. JEFFREY

February 19, 2002

Wayne, New Jersey

#

AMANASU TECHNOLOGIES CORPORATION

(A Development Stage Company)

BALANCE SHEET

December 31, 2001

ASSETS

Current Assets:

    Cash

$416,053

Total current assets

  416,053

Other Assets:

    Licensing agreement

  160,000

        Less, accumulated amortization

      9,412

Total other assets

  150,588

Total Assets

$566,641

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:

    Amount due for licensing agreement

$160,000

Total current liabilities

  160,000

Stockholders’ Equity:

    Common stock:  authorized 100,000,000 shares

        of $.001 par value; 46,386,400 issued and

        outstanding

    46,386

    Additional paid in capital

  401,014

    Deficit accumulated during development stage

   (40,759)

Total stockholders’ equity

  406,641

Total Liabilities and Stockholders’ Equity

$566,641

The accompanying notes are an integral part of these financial statements.

AMANASU TECHNOLOGIES CORPORATION

(A Development State Company)

STATEMENTS OF OPERATIONS AND DEFICIT

ACCUMULATED DURING DEVELOPMENT STAGE

         December 1, 1997

      Year

 Year

         (Date of Inception)

      2001

 2000

     To December 31, 2001

Revenue

   $     -

$    -

      $     -

Expenses

      39,459

      -

          40,759

Loss accumulated

    during development

    stage

   $(39,459)

$    -

      $(40,759)

Net loss per share –

    Basic and Diluted

   $      -

$    -

The accompanying notes are an integral part of these financial statements.

#

AMANASU TECHNOLOGIES CORPORATION

(A Development Stage Company)

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Periods Ended December 31, 2001 and 2000

Deficit Accumulated

      Common Stock

   Additional

          During

Shares

Amount

Paid in Capital

Development Stage

    Total

Balance December 31, 1999

  3,000,000

$    3,000

    $    (1,600)

        $   (1,300)

$         100

Shares issued as fees connected

    with acquisition of

    licensing agreement

17,000,000

    17,000

       (17,000)

    -

         -

             Balance, December 31, 2000

20,000,000

    20,000

       (18,600)

            (1,300)

           100

Shares issued as fees connected

    with acquisition of

    licensing agreement

  6,350,000

      6,350

          (6,350)

        -

Shares issued on exercise of option

20,000,000

    20,000

       380,000

   400,000

Shares issued to investors

       36,400

           36

         45,964

     46,000

Net loss for the period

          (39,459)

   (39,459)

Balance, December 31, 2001

46,386,400

  $46,386

     $401,014

        $(40,759)

$406,641

The accompanying notes are an integral part of these financial statements.

AMANASU TECHNOLOGIES CORPORATION

(A Development State Company)

STATEMENTS OF CASH FLOWS

          December 1, 1997

        Year

          Year

         (Date of Inception)

        2001                       2000                 To December 31,2001

CASH FLOWS FROM OPERATIONS:

Net loss

      $(39,459)

      $     -

  $(40,759)

Charges not requiring the outlay of cash:

     Amortization

           9,412

       9,412

     Services provided for common stock

             -

             -

       1,300

Net Cash Provided By

    Operating Activities

        (30,047)

             -

    (30,047)

CASH FLOWS FROM INVESTING

   ACTIVITIES

             -

             -

        -

CASH FLOWS FROM FINANCING

   ACTIVITIES:

    Issuances of common stock

        446,100

             -

  446,100

Net Cash Provided By

    Financing Activities

      $446,100

             -

$446,100

Cash balance, beginning of period

              -

             -

         -

Cash balance, end of period

     $416,053

     $      -

              $416,053

The accompanying notes are an integral part of these financial statements.

AMANASU TECHNOLOGIES CORPORATION

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

1.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization of Company

The Company was formed December 1, 1997, as Avani Manufacturing (China), Inc.  The name was changed to Genesis Water Technologies, Inc. on August 17, 1999, and to Supreme Group International, Inc. on December 24, 2000.  The present name was adopted May 30, 2001.

Business

The Company has acquired worldwide licensing rights for certain patented magnetic and power generating technology.  It is the intention of the Company to license these rights for use by others.

Development Stage Accounting

The Company is a development stage company, as defined in Financial Accounting Standards (FAS) Statement No. 7.  Generally accepted accounting principles that apply to established operating enterprises govern the recognition of revenue by a development stage enterprise and the accounting for costs and expenses.  From inception to December 31, 2001, the Company has been in the development stage and all its efforts have been devoted to obtaining worldwide licensing rights to the technology which is described above.  No revenue had been realized through December 31, 2001.

Basis Of Presentation

The Company has incurred losses from inception to December 31, 2001 of $31,347.  Capital was raised in the amount of $446,000 in 2001 through the issuance of 20,036,400 shares of common stock.  This is expected to provide adequate financing to allow the Company to begin using its licensing rights.

Cash

For purposes of the statements of cash flows, the Company considers all short term debt securities purchased with a maturity of three months or less to be cash equivalents.

Fixed Assets

Fixed assets, when acquired, will be recorded at cost.  Depreciation will be computed using accelerated methods, with lives of seven years for furniture and equipment and five years for computers and automobiles.

Intangible Assets

Intangible assets are recorded at cost.  Amortization is provided by straight line methods, using a life of 17 years for the sub-licensing agreement, which is based on the life of the underlying patent.

AMANASU TECHNOLOGIES CORPORATION

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

1.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Sub-Licensing Agreement

During the year 2000, the Company acquired the world-wide licensing rights for certain patented magnetic and power generating technology from a corporation which is the majority owner of Company stock.  As consideration for this agreement, the Company paid the following to this corporation:  17,000,000 shares of common stock which were issued during the year 2000; an option for an additional 20,000,000 shares of common stock, with an option price of $.02 per share; and the Company obligated itself to pay $160,000.  This amount had not been paid at December 31, 2001, but $100,000 of it was paid during 2002; the unpaid balance is due on demand.  An additional 6,350,000 shares of common stock were issued during 2001 in connection with the acquisition of the licensing agreement, 2,700,000 of which were issued to the sole shareholder of the corporation from which the sub-licensing agreement was acquired.  He also is the controlling shareholder of the Company.  The majority owner of Company stock paid $100,000 to the inventor of the technology, and is obligated to the inventor for an additional $60,000.   A value of $160,000 has been assigned to this intangible asset.

Income Taxes

Deferred income taxes are recorded to reflect the tax consequences or benefits to future years of any temporary differences between the tax basis of assets and liabilities, and of net operating loss carryforwards.

Use Of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Actual results could differ from those estimated.

Advertising Costs

The Company will expense advertising costs when the advertisement occurs.  There has been no spending thus far on advertising.

Segment Reporting

Management will treat the operations of the Company as one segment.

AMANASU TECHNOLOGIES CORPORATION

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

2.

RELATED PARTY TRANSACTIONS

Awards of common stock and a cash payment to related parties are described in Note 1, under “Sub-Licensing Agreement.”

3.

EXPENSES

Expenses consist of consulting services, bank charges, and amortization of the sub-licensing agreement.

4.

INCOME TAXES

The Company has experienced losses since its inception which have totaled $31,347.  As a result, it has incurred no Federal income tax.  The Internal Revenue Code allows net operating losses (NOL’s) to be carried forward and applied against future profits for a period of twenty years.  The potential benefit of the NOL has been recognized on the books of the Company, but it has been offset by a valuation allowance.  If not used, the NOL carryforward will expire in the year 2021.

Under Statement of Financial Accounting Standards No. 109, recognition of deferred tax assets is permitted unless it is more likely than not that the assets will not be realized.  The Company has recorded noncurrent deferred tax assets as follows:

Deferred Tax Assets

$10,658

Valuation Allowance

  10,658

    Balance Recognized

$    -

AMANASU TECHNOLOGIES CORPORATION

(A Development Stage Company)

NOTE TO FINANCIAL STATEMENTS

December 31, 2001

5.

EARNINGS PER SHARE

Year 2000

          Net

    Average Shares

         Per Share

         Loss

      Outstanding

          Amount

Results of operations

    allocable to common

    shareholders

       $     -

        17,166,166

$   -

Year 2001

Loss allocable to

    common shareholders   $(39,459)

         28,596,600

$   -

Options to purchase common stock were outstanding at the end of 2000 but were not included in the computation of earnings per share because such inclusion would have an antidilutive effect.

6.

RENTALS UNDER OPERATING LEASES

The Company has made its offices in temporary quarters which are rented on a month to month basis.  No obligation for rent had been incurred through December 31, 2001

7.

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION

There was no cash paid for interest or income taxes during either of the periods presented.

The following non-cash financing and investing activity occurred during the year 2000 and 2001:

As consideration for the acquisition of the licensing agreement, the Company issued 17,000,000 shares of its common stock during 2000, and obligated itself to make a $160,000 payment by December 31, 2001.  The payment has not been made and is now due on demand.  An additional 6,350,000 shares were issued during 2001, as part of the consideration for the licensing agreement.

#

AMANASU TECHNOLOGIES CORPORATION

(A Development Stage Company)

BALANCE SHEETS

(Unaudited)

ASSETS

        June 30, 2002

      December 31,2001

(Unaudited)

(Audited)

Current Assets:

    Cash

$283,424

$416,053

Total current assets

  283,424

  416,053

Other Assets:

    Licensing agreement

  160,000

  160,000

        Less, accumulated amortization

    14,118

      9,412

Total other assets

  145,882

  150,588

Total Assets

$429,306

$566,641

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:

    Amount due for licensing agreement

$  60,000

$160,000

    Subscription to capital stock

    40,000

Total current liabilities

  100,000

  160,000

Stockholders’ Equity:

    Common stock:  authorized 100,000,000 shares

        of $.001 par value; issued and outstanding –

 46,396,400 and 46,386,400, respectively

    46,396

    46,386

    Additional paid in capital

  411,004

  401,014

    Deficit accumulated during development stage

 (128,094)

   (40,759)

Total stockholders’ equity

  329,306

  406,641

Total Liabilities and Stockholders’ Equity

$429,306

$566,641

The accompanying notes are an integral part of these financial statements.

#

AMANASU TECHNOLOGIES CORPORATION

(A Development State Company)

STATEMENTS OF OPERATIONS AND DEFICIT

ACCUMULATED DURING DEVELOPMENT STAGE

(Unaudited)

      Six Months Ended June 30,

         February 22, 1999

         (Date of Inception)

      2002

2001

         To June 30, 2002

Revenue:

    Interest income

   $   1,374

$    -

      $      1,374

Expenses

      88,709

   4,706

          129,468

Loss accumulated

    during development

    stage

   $(87,335)

$(4,706)

      $(128,094)

Net loss per share –

    Basic and Diluted

   $      -

$    -

The accompanying notes are an integral part of these financial statements.

#

AMANASU TECHNOLOGIES CORPORATION

(A Development State Company)

STATEMENTS OF OPERATIONS AND DEFICIT

ACCUMULATED DURING DEVELOPMENT STAGE

(Unaudited)

      Three Months Ended June 30,

February 22, 1999

            (Date of Inception)

      2002

2001

             To June 30, 2001

Revenue:

    Interest income

   $      956

$    -

      $      1,374

Expenses

      67,938

   2,353

          129,468

Loss accumulated

    during development

    stage

   $(66,982)

$(2,353)

      $(128,094)

Net loss per share –

    Basic and Diluted

   $      -

$    -

#

AMANASU TECHNOLOGIES CORPORATION

(A Development State Company)

STATEMENTS OF CASH FLOWS

(Unaudited)

         December 1, 1997

                            Six Month Periods Ended June 30,

         (Date of Inception)

        2002                       2001                      To June 30,2002

CASH FLOWS FROM OPERATIONS:

Net loss

      $  (87,335)

      $(4,706)

  $(128,094)

Charges not requiring the outlay of cash:

     Amortization

             4,706

         4,706

       14,118

     Services provided for common stock

               -

             -

         1,300

Net Cash Consumed By

    Operating Activities

          (82,529)

             -

    (112,676)

CASH FLOWS FROM INVESTING

   ACTIVITIES

Acquisition of licensing agreement

        (100,000)

             -

   (100,000)

Net Cash Consumed By

    Investing Activities

        (100,000)

             -

   (100,000)

CASH FLOWS FROM FINANCING

   ACTIVITIES:

    Issuances of common stock

           10,000

             -

   496,100

    Subscription to capital stock

           40,000

             -

         -

Net Cash Provided By

    Financing Activities

           50,000

             -

   496,100

Net Change In Cash

        (132,629)

             -

   283,424

Cash balance, beginning of period

         416,053

             -

         -

Cash balance, end of period

      $ 283,424

     $       -

              $ 283,424

The accompanying notes are an integral part of these financial statements.

#

AMANASU TECHNOLOGIES CORPORATION

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

June 30, 2002

(Unaudited)

1.

BASIS OF PRESENTATION

The unaudited interim financial statements of Amanasu Technology Corporation (“the Company”) as of June 30, 2002 and for the three and six month periods ended June 30, 2002 and 2001 have been prepared in accordance with generally accepted accounting principles.  In the opinion of management, such information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for such periods.  The results of operations for the quarter ended June 30, 2002  are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2002.

Certain information and disclosures normally included in the notes to financial statements have been condensed or omitted as permitted by the rules and regulations of the Securities and Exchange Commission, although the Company believes the disclosure is adequate to make the information presented not misleading.  The accompanying unaudited financial statements should be read in conjunction with the financial statements of the Company for the year ended December 31, 2001.

PART   III

Exhibit                                 Description

3(i)(a)          Articles of Incorporation of the Company. (Incorporated by reference to the Company's Form 10-SB/A filed on June 21, 2002).

3(i)(b)         Certificate of Amendment to Articles of Incorporation. (Incorporated by reference to the Company's Form 10-SB/A filed on June 21, 2002).

3(i)(c)         Certificate of Amendment to Articles of Incorporation.  (Incorporated by reference to the Company's Form 10-SB/A filed on June 21, 2002).

3(i)(d)         Certificate of Amendment to Articles of Incorporation. (Incorporated by reference to the Company's Form 10-SB/A filed on June 21, 2002).

3(ii)(a)        Amended and Restated By – Laws of the Company. (Incorporated by reference to the Company's Form 10-SB/A filed on June 21, 2002).

10(i)          License agreement between the Company and Yasunori Takahashi, Yoshiaki  Takahashi and Y.T. Magnet Corporation, dated February 10, 2000.  (Incorporated by reference to the Company's Form 10-SB/A filed on June 21, 2002).

10(ii)           Agreement between Family Corporation and the Company dated March 10, 2000. (Incorporated by reference to the Company's Form 10-SB/A filed on June 21, 2002).

#

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Form 10–SB to be signed on its behalf by the undersigned, thereunto duly authorized.

AMANASU TECHNOLOGIES CORPORATION

/s/ Charlie Lan

Charlie Lan

Chairman, President and                                                         August 16, 2002

Chief Financial Officer

#